EXHIBIT 99.1

News Release dated February 5, 2020, Suncor Energy reports fourth quarter 2019 results

FOR IMMEDIATE RELEASE

Suncor Energy reports fourth quarter 2019 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars, and have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working-interest basis, before royalties, except for Libya, which are presented on an economic basis. Certain financial measures referred to in this news release (funds from operations, operating earnings, Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s (Suncor or the company) interests in Fort Hills and Syncrude.

Calgary, Alberta (Feb. 5, 2020) — “In the fourth quarter of 2019, Suncor generated funds from operations of $2.6 billion, bringing annual funds from operations to a new record of $10.8 billion,” said Mark Little, president and chief executive officer. “In 2019, we returned $4.9 billion in dividends and share repurchases to shareholders, representing 45% of our total funds from operations. Since the start of 2017, we have paid $7.1 billion in dividends and repurchased $6.7 billion of shares, representing over 9% of our outstanding common shares, demonstrating our commitment to shareholder returns.”

•                  Funds from operations were $2.553 billion ($1.66 per common share) in the fourth quarter of 2019, compared to $2.007 billion ($1.26 per common share) in the prior year quarter, marking the tenth consecutive quarter above $2 billion. Cash flow provided by operating activities was $2.304 billion in the fourth quarter of 2019, compared to $3.040 billion in the prior year quarter, as the prior year quarter included a source of cash in working capital associated with a declining price environment.

•                  Operating earnings were $782 million ($0.51 per common share) in the fourth quarter of 2019, compared to $580 million ($0.36 per common share) in the prior year quarter. The company had a net loss of $2.335 billion ($1.52 per common share) in the fourth quarter of 2019 due to non-cash asset impairment charges of $3.352 billion after-tax primarily due to lower forecasted heavy oil prices for Fort Hills and higher capital cost estimates for the West White Rose Project, compared to a net loss of $280 million ($0.18 per common share) in the prior year quarter.

•                  In the fourth quarter of 2019, Suncor demonstrated its continued focus on value over volume as Oil Sands operations achieved synthetic crude oil (SCO) production of 300,000 barrels per day (bbls/d) and upgrader utilization of 86%, compared to SCO production of 273,400 bbls/d and upgrader utilization of 79% in the prior year period, with both periods impacted by maintenance.

•                  Total Exploration and Production (E&P) production during the fourth quarter of 2019 increased to 115,900 barrels of oil equivalent per day (boe/d) from 90,200 boe/d in the prior year quarter. The increase was primarily due to higher production in East Coast Canada, which increased to 69,600 bbls/d, from 47,900 bbls/d in the prior year quarter.

•                  Reliable operations in Refining and Marketing drove refinery utilization of 97% and crude throughput of 447,500 bbls/d.

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•                  Suncor sanctioned the Forty Mile Wind Power Project, which is expected to drive value through sustainable low-carbon power generation and the retention of generated carbon credits for utilization in Suncor’s upstream business.

•                  Subsequent to the end of the quarter, Suncor’s Board of Directors (the Board) approved a quarterly dividend of $0.465 per share, an increase of 11%. The Board also approved an increase to the company’s existing share repurchase program from $2.0 billion to $2.5 billion through to the end of February 2020 and a further annual extension of the share repurchase program up to $2.0 billion, beginning March 1, 2020, demonstrating confidence in the company’s ability to generate cash flow and its commitment to return cash to shareholders.

Financial Results

Operating Earnings

Suncor’s fourth quarter 2019 operating earnings were $782 million ($0.51 per common share), compared to $580 million ($0.36 per common share) in the prior year quarter. The increase was primarily a result of improved western Canadian crude oil differentials, including a substantial narrowing of heavy crude and SCO differentials, which more than offset lower benchmark pricing, from the prior year quarter. This resulted in an increase in Oil Sands price realizations and a net favourable inventory valuation change, partially offset by lower refining margins. Fourth quarter 2019 operating earnings were also positively impacted by increased production at East Coast Canada and Oda.

Operating earnings were unfavourably impacted by lower Oil Sands production compared to the prior year quarter, primarily due to planned maintenance and the Alberta government’s mandatory production curtailments, higher depreciation, depletion, and amortization (DD&A) and royalties, and lower refinery crude throughput.

Net Loss

Suncor’s net loss was $2.335 billion ($1.52 per common share) in the fourth quarter of 2019, compared to a net loss of $280 million ($0.18 per common share) in the prior year quarter. In addition to the factors impacting operating earnings discussed above, the net loss for the fourth quarter of 2019 included $3.352 billion of non-cash after-tax asset impairment charges partially offset by a $235 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt. The net loss in the prior year quarter included an unrealized after-tax foreign exchange loss of $637 million on the revaluation of U.S. dollar denominated debt and a non-cash impairment loss of $223 million after-tax on one of the company’s equity investments.

Funds from Operations and Cash Flow Provided By Operating Activities

Funds from operations were $2.553 billion ($1.66 per common share) in the fourth quarter of 2019, compared to $2.007 billion ($1.26 per common share) in the fourth quarter of 2018, and were influenced primarily by the same factors impacting operating earnings noted above.

Cash flow provided by operating activities was $2.304 billion ($1.50 per common share) for the fourth quarter of 2019, compared to $3.040 billion ($1.90 per common share) for the fourth quarter of 2018. In addition to the items impacting operating earnings noted above, cash flow provided by operating activities was further impacted by a use of cash from working capital in the current quarter as compared to a source of cash in the prior year quarter. The use of cash in the company’s non-cash working capital balances was primarily due to an increase in accounts receivable related to increasing refinery margins at the end of the quarter and higher upstream sales volumes.

Operating Results

Suncor’s total upstream production was 778,200 boe/d during the fourth quarter of 2019, compared to 831,000 boe/d in the prior year quarter. The decrease was primarily due to lower Oil Sands production as a result of planned maintenance and mandatory production curtailments in the province of Alberta. E&P production volumes increased from the prior year quarter, primarily due to higher production from East Coast Canada and Oda.

During the fourth quarter of 2019, the company continued to leverage its regional footprint and asset flexibility to maximize the value of its allotted barrels under the mandatory production curtailment program. The company was able to optimize the transfer of our allotted curtailment credits among the company’s assets during planned maintenance at Oil Sands operations and Syncrude, while continuing to focus on higher value SCO production. Upon completion of maintenance in the quarter, the company was able to purchase additional curtailment credits from third parties, as well as capitalize on the Special Production Allowances announced by the Government of Alberta on October 31, 2019 and effective December 1, 2019. This program provides producers with temporary relief equivalent to incremental increases in rail shipments, which is anticipated to continue into 2020.

Oil Sands operations production was 418,100 bbls/d in the fourth quarter of 2019, compared to 432,700 bbls/d in the prior year quarter. The decrease in production was primarily due to maintenance, including planned annual coker maintenance at Oil Sands Base, increased yield loss associated with higher SCO production, mandatory production curtailments and an outage at MacKay River. MacKay River is expected to return to operation early in the second quarter of 2020, after completion of planned maintenance which has been accelerated to the first quarter of 2020 to coincide with the outage in an effort to minimize the impacts to annual production. As a result of strong upgrader reliability, SCO production increased to 300,000 bbls/d in the fourth quarter of 2019, despite maintenance, compared to 273,400 bbls/d in the fourth quarter of 2018, representing utilization rates of 86% and 79%, respectively. Production of non-upgraded bitumen from the company’s In Situ assets was 118,100 bbls/d in the fourth quarter of 2019, compared to 159,300 bbls/d in the prior year quarter, primarily impacted by the outage at MacKay River and management of mandatory production curtailments, which increased volumes diverted to upgrading as we continue to focus on value over volume through the production of higher value SCO.

Oil Sands operations cash operating costs per barrel increased to $28.55 in the fourth quarter of 2019, from $24.50 in the prior year quarter, reflecting the impact of lower production volumes discussed above, higher costs associated with increased production of higher value SCO barrels, as well as an increase in contractor mining, shovel maintenance and commodity costs.

Suncor’s share of production from Fort Hills averaged 87,900 bbls/d in the fourth quarter of 2019, compared to 98,500 bbls/d in the prior year quarter. The decrease in production was due to planned maintenance, which was completed during the quarter, and mandatory production curtailments. Fort Hills remains adversely impacted by mandatory production curtailment due to the continued, disproportionate effect of curtailment as it is applied on a 2018 production basis when the asset was ramping up to full production rates. However, the company was able to partially mitigate production impacts by internally transferring credits from Oil Sands operations and purchasing third-party credits.

Fort Hills cash operating costs per barrel averaged $28.65 in the fourth quarter of 2019, compared to $24.85 in the prior year quarter, reflecting the impact of lower production volumes and slightly higher cash operating costs due to the increase in planned maintenance.

Suncor’s share of Syncrude production was 156,300 bbls/d in the fourth quarter of 2019, compared to 209,600 bbls/d in the prior year quarter. The decrease in production was primarily due to planned maintenance that commenced in the third quarter of 2019 and was completed within the fourth quarter, compared to no planned maintenance in the fourth quarter of 2018, and mandatory production curtailments. Upon completion of maintenance, the company was able to partially mitigate impacts of curtailment on production by internally transferring and purchasing third-party curtailment credits. Strong reliability following the maintenance was reflective of the asset’s performance in the year, with 2019 marking the second best year of production in the asset’s history, even when curtailed.

Syncrude cash operating costs per barrel were $39.85 in the fourth quarter of 2019, an increase from $31.75 in the prior year quarter, due primarily to the decrease in production, partially offset by lower cash operating costs.

Production volumes at E&P were 115,900 boe/d in the fourth quarter of 2019, compared to 90,200 boe/d in the prior year quarter. The increase was primarily due to higher production at East Coast Canada and Oda, which began production in the first quarter of 2019, partially offset by natural declines in the United Kingdom.

Refinery crude throughput was 447,500 bbls/d and refinery utilization remained strong at 97% in the fourth quarter of 2019, compared to crude throughput of 467,900 bbls/d and refinery utilization of 101% in the prior year quarter. Refined product sales increased in the fourth quarter of 2019 to 534,600 bbls/d, compared to 530,600 bbls/d in the prior year quarter, reflecting strong retail volumes.

“We demonstrated solid reliability across our refineries and upgraders during the quarter and, while we had some operational challenges, we completed significant maintenance across our upstream operations,” said Little. “Our strong upgrader reliability enabled the company to opportunistically focus on value over volume, generating higher margin production during mandatory production curtailments.”

Strategy Update

In the fourth quarter of 2019, Suncor remained focused on maximizing the return to its shareholders through payment of $644 million of dividends and the repurchase of 11.1 million common shares for $452 million under the company’s share repurchase program. In 2019, the company returned $4.9 billion in dividends and share repurchases to shareholders, representing 45% of total funds from operations, in addition to a reduction of debt of $425 million, reflecting continued flexibility in the company’s capital allocation strategy.

In the fourth quarter of 2019, the Board approved an increase to the company’s share repurchase program from $2.0 billion to $2.5 billion. Following this approval, the Toronto Stock Exchange accepted a notice to increase the maximum number of shares the company may purchase pursuant to its normal course issuer bid. The increase to the program demonstrates confidence in the company’s ability to generate cash flow and its commitment to return cash to shareholders.

Subsequent to the end of the quarter, the Board approved a quarterly dividend of $0.465 per share, an increase of 11%, and also approved authority to repurchase shares of up to $2.0 billion beginning March 1, 2020.

Suncor continues to advance projects and investments intended to incrementally and sustainably grow annual free funds flow by reducing operating and sustainment costs, and investing in projects that enhance value within our existing integrated asset base, while moving forward in the areas of safety, reliability and sustainability.

Suncor is focused on low capital intensity, value-creating projects including the cogeneration facility announced in the third quarter of 2019, the continued implementation of autonomous haul trucks, tailings technology advancements, the Syncrude bi-directional pipelines, and digital technology adoption, which underscores our commitment to deliver growth that is economically robust, technologically progressive and delivers leading sustainable outcomes.

The company is committed to its goal to reduce total greenhouse gas (GHG) emissions intensity by 30% by 2030 and continues to invest in low-carbon innovation aimed at reducing the carbon footprint of our operations and the products we sell. In the fourth quarter of 2019, the company sanctioned the Forty Mile Wind Power Project in southern Alberta. This renewable power project has an estimated total capital spend of $300 million, with 25% of the capital spent in 2019 and the remainder to be spent over the next two years. This investment approach in renewable energy is expected to generate significant value through sustainable low-carbon power generation and the retention of generated carbon credits for utilization in Suncor’s upstream business. Together with the cogeneration facility, Suncor has sanctioned projects in 2019 that are expected to achieve one-third of our GHG emissions intensity reduction goal.

In the fourth quarter of 2019, the company also finalized an additional $50 million equity investment in Enerkem Inc., a waste-to-biofuels and chemicals producer, bringing the company’s total equity investment to $73 million.

“Suncor continues to invest in high-return projects and, in the fourth quarter of 2019, sanctioned the Forty Mile Wind Power Project, which is designed to provide reliable, low-carbon power to the Alberta power grid,” said Little. “In addition, through our Petro-Canada brand, we are contributing to the transformation of Canada’s energy system through the completion of our cross Canada network of fast-charging electric vehicle stations. These projects are expected to generate value for Suncor shareholders and contribute to the company’s strategic sustainability goals.”

Within our offshore business in the E&P segment, the company continued to focus on strategic production growth of existing assets including developing step-out opportunities and asset extensions. Drilling activity at Hebron is ongoing and production continues to ramp up with the completion of the tenth production well during the fourth quarter of 2019. Other E&P activity in the fourth quarter of 2019 included development drilling at Hibernia, Hebron and Buzzard, and development work on Terra Nova, Fenja and the West White Rose Projects.

Operating Earnings Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2019	2018	2019	2018
Net (loss) earnings	(2 335)	(280)	2 899	3 293
Asset impairments(2)	3 352	—	3 352	—
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(235)	637	(590)	989
Impact of income tax rate adjustment on deferred taxes(3)	—	—	(1 116)	—
Loss on equity investment and (gain) on significant disposals(4)	—	223	(187)	30
Operating earnings(1)	782	580	4 358	4 312

(1)                                 Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this news release.

(2)                                 During the fourth quarter of 2019, the company recorded after-tax impairment charges of $2.803 billion on its share of the Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted long-term heavy crude oil prices, and $393 million against White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project. Refer to note 13 in the company’s unaudited interim Consolidated Financial Statements for the three and twelve months ended December 31, 2019 for further details on this item.

(3)                                 In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta’s substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(4)                                 The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets. The third quarter of 2018 included an after-tax gain of $60 million on the sale of the company’s interest in the Joslyn Oil Sands mining project. In the second quarter of 2019, Suncor sold its 37% interest in Canbriam Energy Inc. for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company’s assessment of forward natural gas prices and the impact on estimated future cash flows.

Corporate Guidance

No changes have been made to Suncor’s previously announced 2020 guidance. For further details and advisories regarding Suncor’s 2020 annual guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating earnings is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s Report to Shareholders for the Fourth Quarter of 2019 dated February 5, 2020 (the Quarterly Report) and reconciled to the most directly comparable GAAP measure above and in the Consolidated Financial Information and Segment Results and Analysis sections of the Quarterly Report. Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the Quarterly Report and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of the Quarterly Report. Funds from operations is defined and reconciled to the most directly comparable GAAP measure in the Non-GAAP Financial Measures Advisory section of the Quarterly Report. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: statements about the Forty Mile Wind Power Project, including: the expectation that it will generate significant value through sustainable low carbon power generation and the retention of generated carbon credits for utilization in Suncor’s upstream business, that it will provide reliable, low carbon power to the Alberta power grid, the estimated capital spend of the project and the timing thereof and that, together with the completion of fast charging electric vehicle stations across Canada, it will generate value for Suncor shareholders and contribute to the company’s strategic sustainability goals; Suncor’s ongoing commitment to return cash to shareholders and focus on maximizing the return to its shareholders; Suncor’s expectations regarding the Government of Alberta’s mandatory production curtailments, including that both the curtailments and the Special Production Allowances program will continue into 2020; that Suncor will continue to advance projects and investments intended to incrementally and sustainably grow its annual free funds flow by reducing operating and sustainment costs, and investing in projects that enhance value within our integrated asset bases, while moving forward in the areas of safety, reliability and sustainability; the expectation that the company’s continued focus on strategic production growth of existing assets will include developing step out opportunities and asset extensions within its offshore business in the E&P segment; statements about Suncor’s goal to reduce total GHG emissions intensity by 30% by 2030, including the belief that Suncor has sanctioned projects in 2019 that are expected to achieve one third of its GHG emissions intensity reduction goal and that Suncor will continue to invest in low carbon innovation aimed at lowering the carbon footprint of its operations and the products it sells; the expectation that Suncor’s focus on low capital intensity, value creating projects underscores its commitment to deliver growth that is economically robust, technologically progressive and delivers leading sustainable outcomes; and the expectation that MacKay River will return to operation early in the second quarter of 2020.  In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 28, 2019, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory — BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel (bbl) to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com, follow us on Twitter @Suncor or together.suncor.com

A full copy of Suncor’s fourth quarter 2019 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/investor-centre/financial-reports.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor’s fourth quarter results, visit suncor.com/webcasts.

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